**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated June 22, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __      **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __      **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __      **No X**

Enclosure: Press release:  **ANGLOGOLD ASHANTI SAYS GHANA PARLIAMENT RATIFIES OBUASI AGREEMENTS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

**22 June 2018**

**NEWS RELEASE**

**AngloGold Ashanti Says Ghana Parliament Ratifies Obuasi Agreements**

(JOHANNESBURG – PRESS RELEASE) -- AngloGold Ashanti is pleased to advise that the Parliament of Ghana yesterday ratified the regulatory and fiscal agreements that cover the redevelopment of the Obuasi Gold Mine into a modern, productive mining operation.

The ratification of the Development Agreement and the Tax Concession Agreement is an important step in progressing Obuasi's redevelopment. The environmental permitting process is also at an advanced stage. The Board of Directors of AngloGold Ashanti had approved spending of $31m in February 2018, for front-end engineering and other preparatory work for the mine's redevelopment, which is continuing.

"This is an important milestone that follows extensive negotiations and debate," AngloGold Ashanti Chief Executive Officer, Srinivasan Venkatakrishnan, said. "Obuasi is a high-grade, long-life ore body that will provide production for at least two decades at a very competitive cost, which will benefit a truly diverse set of stakeholders."

"We'd like to extend special thanks to His Excellency, President Nana Akufo-Addo, the Honourable Minister of Lands and Natural Resources, John-Peter Amewu, Minister of Finance, Ken Ofori-Atta, their respective Deputy Ministers and their teams, for providing leadership that produced an equitable outcome to benefit the national, regional and local economies," Venkat said.

*Click here for the February 2018 release detailing the key metrics for the Obuasi Gold Mine redevelopment:*

https://thevault.exchange/?get_group_doc=143/1519105955-AngloGoldReachesAccordwithGhanaOverObuasiInvestmentFramework.pdf

**Ends**

**Johannesburg**

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

**CONTACTS**

**Media**

**Chris Nthite**               +27 11 637 6388/+27 83 301 2481        cnthite@anglogoldashanti.com

**Stewart Bailey**             +27 81 032 2563 / +27 11 637 6031       sbailey@anglogoldashanti.com

**General inquiries**                                                 media@anglogoldashanti.com

<u>Investors</u>

**Stewart Bailey**             +27 81 032 2563 / +27 11 637 6031       sbailey@anglogoldashanti.com

**Sabrina Brockman**           +1 646 880 4526/ +1 646 379 2555        sbrockman@anglogoldashanti.com

**Fundisa Mgidi**              +27 11 6376763 / +27 82 821 5322        fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

**ENDS**

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 22, 2018

By:     /s/ M E SANZ PEREZ

Name:   M E Sanz Perez

Title:    EVP: Group Legal, Commercial & Governance